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                                                                    EXHIBIT 23.2


                        Independent Accountant's Consent

We consent to the incorporation by reference in this registration statement on Form S-8 of our report dated January 24, 2001, except as to note 8, which is as of February 7, 2001 (which includes an emphasis of a matter relating to the acquisition of all outstanding common stock of Corsair Communications, Inc. by Lightbridge, Inc.), with respect to the consolidated balance sheets of Corsair Communications, Inc. as of December 31, 2000, and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000, which report appears in the Form 8-K of Lightbridge, Inc. dated June 4, 2001.


/s/ KPMG LLP


Mountain View, California
November 25, 2002